UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.

(Registrant)

Date:   June 27, 2019

By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release